SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 18, 2011 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5900 Princess Garden Parkway,
7th Floor
Lanham, Maryland 20706
(Address of principal executive offices)

(301) 306-1111
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

(a) On May 16, 2011, prior to the 2011 annual meeting of stockholders (the "2011 Meeting"), B. Doyle Mitchell, Jr. submitted his resignation from the Board of Directors of Radio One, Inc. (the "Board"), including a prospective resignation if he were re-elected at the 2011 Meeting to serve until the 2012 annual meeting of stockholders (the "2012 Meeting"). On May 18, 2011, in accordance with Radio One, Inc.'s bylaws, the Board appointed Dennis Miller as a Class B director to serve until the 2012 Meeting or until his successor is duly elected and qualified.

Mr. Miller's qualifications to serve as a director include his knowledge of TV One, his many years of senior management experience at various public and private media enterprises, and his knowledge of new media enterprises. Mr. Miller currently serves as a General Partner with Spark Capital, LLC, a venture fund with an investment focus on the conflux of the media, entertainment and technology industries. Prior to joining Spark Capital in 2005, Mr. Miller was a Managing Director of Constellation Ventures, the venture investment arm of Bear Stearns. His portfolio of investments has included TV One, College Sports Television (acquired by CBS), Widevine (acquired by Google), K12 taken public in 2008 (NYSE:LRN), Next New Networks (acquired by Google) and The Gospel Channel. He also served on the Board of Directors of Capital IQ (acquired by McGraw-Hill). From 1998 to 2000, Mr. Miller was Executive Vice President of Lions Gate Entertainment. Prior to joining Lions Gate, he was an Executive Vice President with Sony Pictures Entertainment ("SPE") where he was responsible for all television operations of SPE and actively involved with strategic planning and new media. From 1990 to 1995, Mr. Miller was Executive Vice President of Turner Network Television. In 1993, he took on the additional responsibility for the Turner Entertainment Company.

Mr. Miller began his career as an attorney with Manatt, Phelps, Rothenberg and Phillips in Los Angeles. He holds a Juris Doctorate from Boalt Law School and a B.A. in political science from the University of California at San Diego.

(b) As of April 4, 2011, the date of our proxy statement, the compensation committee (the "Committee") of the Board had not made any determinations with respect to 2010 bonuses for our named executive officers (the "2010 Executive Bonuses.") On May 18, 2011, the Committee made final determinations with respect to 2010 Executive Bonuses. For more information about the named executives' 2010 individual performance criteria, see our proxy statement dated April 4, 2011, the relevant portions of which are incorporated herein by reference.

2010 Performance-Based Annual Bonus Decisions

In making final 2010 performance-based annual bonus decisions, the Committee considered named executive officer performance against the applicable performance criteria. In considering the criteria for the Chairperson, Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer and President-Radio Division, the Committee made the following observations in determining performance-based bonus compensation:

(i) The Committee first considered the radio division's 2010 operating performance versus the 2010 business plan. In this regard, the Committee noted that the radio division performed at 100% of its budgeted revenue and cash flow targets and at 99.7% of its budgeted expense target. The Committee also noted that the Company's radio division achieved 115% of budgeted net revenue for radio station websites.

(ii) Consideration was given to balance sheet management in light of the continued challenging economic conditions of 2010. The Committee considered that during 2010, the Company reduced its indebtedness by $11.3 million. It was also noted that the Company successfully managed through certain weekly covenant tests associated with its amended senior credit facilities in place during 2010.

(iii) With respect to the performance of TV One, the Committee noted that TV One achieved revenue at 105% of target and cash flow at 103% of target. The Committee also noted that TV One passed substantial dividends through to the Company.

(iv) With respect to the performance of Interactive One, the Committee noted that while the division did not achieve its budgeted EBITDA target, Interactive One reduced its losses by $1.7 million versus 2009.

(v) The Committee noted that Reach Media had transitioned from its guaranteed revenue arrangement to its own sales force and that the division generated revenue and cash flow sufficient to pay substantial dividends to the Company.

With respect to the discretionary portions of 2010 Executive Bonuses, the Committee considered a number of non-performance related factors, including but not limited to: (i) the Company's successfully obtaining a bank amendment on March 30, 2010 to cure certain defaults under the Company's previous senior credit facility; (ii) the Company's successful completion on November 24, 2010 of: (x) the exchange of approximately $97.0 million of $101.5 million in aggregate principal amount outstanding of our 2011 Notes; (y) the exchange of approximately $199.3 million of $200.0 million in aggregate principal amount outstanding of our 2013 Notes; and (z) the amendment and restatement of Company's previous senior credit facility; (iii) the Company's successful work with TV One in causing the redemption of equity interests held by TV One management and certain financial investors effectively increasing the Company's ownership interests in TV One to over 50%; and (iv) the installation of a new management team in the Washington, DC market, as well as the successful reprogramming of certain stations in the Washington, DC market.

EXECUTIVE COMPENSATION (1)

The following table sets forth the total compensation for each of the named executive officers for the years ended December 31, 2010, 2009 and 2008 inclusive of bonuses paid for the year ended December 31, 2010:

Name and Principal Position	Year	Salary $	Bonus(2) $	Stock Awards(3) $	Option Awards(3) $	Non-Equity Incentive Plan Compensation $	Non-Qualified Deferred Compensation Earnings $	All Other Compensation $	Total $
Catherine L. Hughes – Chairperson	2010	744,688	315,000	551,196	129,624	0	24,000	32,779(4)	1,797,287
	2009	713,423	250,000	15,503	28,505	0	16,000	30,111(4)	1,053,542
	2008	709,795	0	40,939	75,273	0	24,000	29,626(4)	879,633
Alfred C. Liggins, III – CEO	2010	959,992	1,150,000	1,743,321	264,374	0	0	79,673(5)	4,197,360
	2009	934,267	980,000	31,006	58,136	0	0	74,770(5)	2,078,179
	2008	846,271	5,800,000	81,878	153,521	0	0	76,376(5)	6,958,046
Peter D. Thompson - CFO (6)	2010	404,043	175,000	395,772	18,375	0	0	0	993,190
	2009	360,853	200,000	7,839	4,086	0	0	0	572,778
	2008	361,607	20,000	25,096	13,082	0	0	6,000(7)	425,785
Barry A. Mayo - President, Radio Division	2010	546,458	147,288	208,303	0	0	0	0	902,049
	2009	476,667	175,000	0	0	0	0	0	651,667
	2008	500,000	0	101,389	52,822	5,000	0	0	659,211
Linda J. Vilardo - CAO (8)	2010	440,409	200,000	360,522	0	0	0	0	1,000,931
	2009	436,146	200,000	0	0	0	0	0	636,146
	2008	445,145	0	0	0	2,005,000	0	0	2,450,145

(1) On January 5, 2010, LTIP Shares were granted in the form of restricted stock and allocated among 31 employees of the Company, including the named executive officers. The named executive officers were allocated LTIP Shares as follows: (i) the CEO (1.0 million shares); (ii) the Chairperson (300,000 shares); (iii) the CFO (225,000 shares); (iv) the CAO (225,000 shares); and (v) the PRD (130,000 shares). The remaining 1,370,000 shares were allocated among 26 other "key" employees. All awards vest in three installments of 33 1/3% on: (i) June 5, 2010; (ii) June 5, 2011 and (iii) June 5, 2012. There were no stock awards, non-equity incentive plan compensation or option grants to executive officers during 2009. Ms. Hughes was granted options to purchase 600,000 shares of Class D common stock and 150,000 restricted shares of Class D common stock upon execution of her new employment agreement in April 2008. Mr. Liggins was granted options to purchase 1,150,000 shares of Class D common stock, 300,000 restricted shares of Class D common stock and the ability to receive an award amount equal to 8% of any proceeds from distributions or other liquidity events in excess of the return of the Company's aggregate investment in TV One upon execution of his new employment agreement in April 2008. Mr. Thompson was granted options to purchase 75,000 shares of Class D common stock and 75,000 restricted shares of Class D common stock upon execution of his employment agreement in March 2008.

(2) Reflects purely discretionary bonuses. These amounts were paid in the year subsequent to being awarded. For 2008, Mr. Liggins' aggregate bonus amount includes (i) a $1,000,000 "signing bonus" and (ii) a "make-whole" bonus of $4,800,000, both paid in connection with Mr. Liggins' 2008 employment agreement. Mr. Thompson's bonus amount includes a $20,000 "signing bonus" paid in connection with his 2008 employment agreement

(3) The dollar amount recognized for financial statement purposes in accordance with Accounting Standards Codification ("ASC") 718, "Compensation – Stock Compensation," for the fair value of options and restricted stock granted. These values are based on assumptions described in Note 11 to the Company's audited consolidated financial statements included elsewhere in this proxy statement and in Note 11 and 12 to the Company's consolidated financial statements in its 2008 Annual Report on Form 10-K/A.

(4) For 2010, 2009 and 2008, for company automobile provided to Ms. Hughes and financial services and administrative support in the amounts of $3,278, $3,278 and $1,999 and $29,501, $26,833 and $27,626, respectively.

(5) For 2010, 2009 and 2008, for financial services and administrative support provided to Mr. Liggins in the amounts of $79,673, $74,770 and $76,376, respectively.

(6) Served as Executive Vice President of Business Development through February 19, 2008 and began as CFO on February 20, 2008.

(7) For company automobile provided to Mr. Thompson.

(9) Ms. Vilardo's 2008 non-equity incentive plan compensation amount includes a $2,005,000 retention bonus paid in November 2008, pursuant to her previous employment agreement. Ms. Vilardo also received a raise in base compensation effective March 2011.

Item 5.07   Submission of Matters to a Vote of Security Holders

The following proposals were submitted to the stockholders at the 2011 Annual Meeting of Stockholders held on May 18, 2011:

• The election of Terry L. Jones and Brian W. McNeill as Class A directors to serve until the 2012 annual meeting of stockholders or until their successors are duly elected and qualified.

• The election of Catherine L. Hughes, Alfred C. Liggins, III, D. Geoffrey Armstrong, Ronald E. Blaylock and B. Doyle Mitchell, Jr. as directors to serve until the 2012 annual meeting of stockholders or until their successors are duly elected and qualified.

• The ratification of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011.

For more information about the foregoing proposals, see our proxy statement dated April 4, 2011, the relevant portions of which are incorporated herein by reference. To be elected, each Class A director nominee must receive the affirmative vote of a plurality of the votes cast by the holders of the Class A common stock. Each Class B director nominees are elected by the holders of Class A common stock and Class B common stock voting together as a single class but each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Members of our board of directors are elected by a plurality of votes cast. This means that the nominees that received the most votes cast were elected to the board, even if they did not receive a majority of votes cast. At the close of business on March 28, 2011, there were 2,828,912 outstanding shares of our Class A common stock and 2,861,843 outstanding shares of our Class B common stock. Accordingly, a total of 31,447,342 votes could be cast at the meeting. Class C and Class D common stock were not entitled to vote on any proposal presented at the meeting.

The number of votes cast for and against and the number of abstentions and non-votes with respect to each matter voted upon are set forth below:

Board of Director Election Results

Class A Director Nominee	Votes For	Votes Withheld	Non-Votes
Terry L. Jones	499,825	340,011	1,588,081
Brian W. McNeill	500,150	339,686	1,588,081

Class B Director Nominee	Votes For	Votes Withheld	Non-Votes
Catherine L. Hughes	29,193,791	264,475	1,588,081
Alfred C. Liggins, III	29,191,827	266,439	1,588,081
D. Geoffrey Armstrong	29,118,255	340,011	1,588,081
Ronald E. Blaylock	29,400,344	57,922	1,588,081
B. Doyle Mitchell, Jr.	780,965	28,677,301	1,588,081

Ratification of Ernst & Young LLP as Radio One's independent registered public accounting firm

The results of the voting included 28,884,609 votes for, 137,478 votes against, and 23,732 votes abstained. The appointment was ratified.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

/s/ Peter D. Thompson

May 24, 2011

Peter D. Thompson
Executive Vice President and Chief Financial Officer